

Mail Stop 3561

August 14, 2008

Dr. Richard G. Hunter
Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

   Re: Food Technology Service, Inc.
     Amendment No. 1 to Form 10-KSB for Fiscal Year
     Ended December 31, 2007
     Filed August 12, 2008
     File No. 0-19047

Dear Dr Hunter:

   We reviewed your filing and response letter dated August 12, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We note that you filed the amendment to Form 10-KSB on Form 10-K. Please file the amendment on Form 10-KSB.

   We note that in your amended filing your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Please revise to provide a statement in management's annual report on internal control over financial reporting substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-B.

Any person that occupies more than one of the specified positions required to sign the report on your behalf must indicate each capacity in which he or she signs the report. Refer to general instruction C2 of Form 10-KSB. Please revise the signature page to include each capacity in which Richard G. Hunter, Ph.D. signed the report. In addition, the report should also be signed on your behalf by your principal accounting officer. Please revise as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief